CALEDONIA MINING CORPORATION

PROXY

FOR USE AT THE
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JANUARY 24, 2013

The undersigned, being a shareholder of CALEDONIA MINING CORPORATION (the “Company”) hereby appoints, CARL JONSSON, Chairman of the Company, or failing him, ROBERT BABENSEE, director of the Company, or instead of either of them, ________________________________________________

as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the special meeting of the shareholders of the Company to be held on Thursday, January 24, 2013, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof. The undersigned hereby directs the proxyholder to vote the securities of the Company recorded in the name of the undersigned as specified herein.

1.	FOR AGAINST	□ □	Approval, by special resolution, of a reduction in the stated capital of the common shares of the Company.
2.	FOR AGAINST	□ □	Approval, by special resolution, of the consolidation of the Company’s common shares on the basis of one (1) post-consolidation common share for every ten (10) currently outstanding common shares.

If any amendments or variations to the matters referred to above or to any other matters identified in the notice of meeting are proposed at the meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

To be valid, this proxy must be received by the Company’s transfer agent, Equity Financial Trust Company, not later than 4:30 p.m. Toronto time, on Tuesday January 22, 2013. Late proxies may be accepted or rejected by the Chairman of the meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

This proxy revokes and supersedes all proxies of earlier date.

DATED this ____________ day of _______________, 201___.

Signature of Shareholder

Name of Shareholder (Please Print)

Number of Shares Held

(See Reverse for instructions)

NOTES:

1. THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY.

2. The shares represented by this proxy will be voted. Where a choice is specified, the proxy will be voted as directed. Where no choice is specified, this proxy will be voted in favour of the matters listed on the proxy. The proxy confers discretionary authority on the above named person to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying the proxy or such other matters which may properly come before the Meeting.

3. Each shareholder has the right to appoint a person to represent him or her and attend and act at the Meeting other than the persons specified above. Such right may be exercised by striking out the names of the specified persons and by inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Company.

4. Each shareholder must sign this proxy. Please date the proxy. If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized.

5. If the proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Company.

6. Please sign, date and return your proxy (i) by fax (to the number specified below); (ii) by mail to the address specified below; or by delivery to the address specified below:

Equity Financial Trust Company
Attention: Proxy Department
Suite 400, 200 University Avenue
Toronto, ON M5H 4H1
Fax: (416) 595-9593
or by email to: proxysupport@equityfinancialtrust.com

7.      You may also use the internet proxy voting service at the website www.voteproxyonline.com by using the control number which is located above the mailing address of the proxy received. If you vote by internet, do not return the form of proxy pursuant to Clause 6 above.